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SECU  IISSION

08033127

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	44681

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   10/1/2007   AND ENDING   9/30/2008

        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Performance Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street, Suite 302

(No. and Street)

PROCESSED

Boston   MA   02110   **DEC 1 0 2008**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMSON REUTERS

J. Edward Pike   614-416-8821

                       (Area Code -- Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP

(Name -- if individual. state last. first. middle name)

4 Becker Farm Road   Roseland   NJ   07068

(Address)   (City)   (State)   (Zip Code)

SEC
Mail Process
Section

CHECK ONE:

☐ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions

NOV 2 0 2008

Washington, DC
101

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___J. Edward Pike_____, swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Performance Funds Distributor, LLC_____, as of

___September 30,_____ 20 __08___ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of

a customer, except as follows:

_____

_____

_____

Sworn to before me and signed in
my presence by Ed Pike, 11/5/08.

_____
Signature

Financial and Operations Principal
_____
Title

~~~ Pattuson, Notary Public, State of CH
My commission Expires 8/11/13

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Performance Funds Distributor, LLC
(A Wholly-Owned Subsidiary of
Foreside Financial Group, LLC and
A Limited Liability Company),
formerly Performance Funds Distributors, Inc.

Report on Financial Statements
(With Supplementary Information)
Year Ended September 30, 2008

PERFORMANCE FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Index

Facing Page


Report of Independent Public Accountants

To the Member
Performance Funds Distributor, LLC

We have audited the accompanying statement of financial condition of Performance Funds Distributor, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC and a limited liability company), formerly Performance Funds Distributors, Inc., as of September 30, 2008, and the related statements of operations, changes in equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Performance Funds Distributor, LLC as of September 30, 2008, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roseland, New Jersey
November 25, 2008

2

PERFORMANCE FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS

Cash	$	116,392
Distribution fees receivable		15,066
Prepaid expenses		9,142
Other receivables		12,422
Total assets	$	153,022

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Distribution fees payable	$	15,651
Accrued expenses		26,000
Due to related parties		3,334
Total liabilities		44,985
Commitments and contingencies		
Member's equity		108,037
Total liabilities and member's equity	$	153,022

See Notes to Financial Statements.

PERFORMANCE FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2008

Revenues:	
Distribution fees	$ 216,838
Commissions	6,608
Base distribution fees	75,000
Licenses and fees rebill	5,290
Total revenues	303,736
Expenses:	
Distribution and distribution related expenses	216,838
Commission expense	5,583
Administrative service fee to affiliate	53,408
Compensation and benefits	30,647
Professional fees	29,350
Licenses and fees	9,115
Other expenses	1,613
Total expenses	346,554
Loss before income taxes	(42,818)
Provision for income taxes	59
Net loss	$ (42,877)

See Notes to Financial Statements.

PERFORMANCE FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CHANGES IN EQUITY
YEAR ENDED SEPTEMBER 30, 2008

	Stockholder's Equity				Member's Equity
	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total	
Balance, October 1, 2007	$ 10	$ 159,990	$ (9,086)	$ 150,914	
Net loss - October 1, 2007 to December 31, 2007			(33,833)	(33,833)	
Balance, December 31, 2007	10	159,990	(42,919)	117,081	
Conversion to LLC - January 1, 2008	(10)	(159,990)	42,919	(117,081)	$ 117,081
Net loss - January 1, 2008 to September 30, 2008					(9,044)
Balance, September 30, 2008	$ -	$ -	$ -	$ -	$ 108,037

See Notes to Financial Statements.

5

PERFORMANCE FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2008

Operating activities:	
Net loss	$ (42,877)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Changes in operating assets and liabilities:	
Decrease in distribution fees receivable	4,013
Increase in prepaid expenses	(429)
Decrease in other receivables	6,840
Decrease in distribution fees payable	(46,904)
Decrease in accrued expenses	(1,942)
Decrease in due to related parties	(1,453)
Net cash used in operating activities and net decrease in cash	(82,752)
Cash, beginning of year	199,144
Cash, end of year	$ 116,392
Supplemental disclosure of cash flow data:	
Cash paid during the year for income taxes	$ 2,434

See Notes to Financial Statements.

PERFORMANCE FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization:

Performance Funds Distributor, LLC (the "Company"), formerly known as Performance Funds Distributors, Inc., is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Effective January 1, 2008, the Company adopted a limited liability company agreement and converted from a corporation to a limited liability company. As a single member limited liability company, the Company is a disregarded entity for Federal income tax purposes. Accordingly, the Company changed its name to Performance Funds Distributor, LLC. The limited liability agreement provides for the Company to exist in perpetuity.

The Company serves as distributor and principal underwriter for Performance Funds Trust (the "Funds") and substantially all of the Company's revenues are earned from the Funds or from the investment adviser to the Funds. The sales of the Funds' shares are executed by third party broker-dealers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Cash:

The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the banks at which the Company maintains deposits and believes that any potential credit loss is minimal.

Revenue recognition:

Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and, pursuant to EITF 85-24 "Distribution Fees by Distributors of Mutual Funds That Do Not Have a Front-End Sales Charge," are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Certain commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as the broker-dealer of record for investors who purchase directly from the Funds.

7

Note 2 - Summary of significant accounting policies (concluded):
Revenue recognition (concluded):

Base distribution fees not paid out of the Funds' 12b-1 plan are fees paid by the Funds' investment adviser for the provision of distribution services to the Funds. These fees are billed and earned monthly. The fee contains a fixed monthly fee plus a variable portion if additional services are provided.

Licenses and fees rebill represent payments made by the Funds' adviser to compensate the Company for certain expenses incurred. The expenses include FINRA licensing and advertising review fees.

Distribution and distribution related expenses:

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the distribution plan. Accrued distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

Income taxes:

The Company filed its own Federal and State corporate returns for the period from October 1, 2007 through December 31, 2007. Since the Company became a limited liability company on January 1, 2008 (see Note 1), no deferred income taxes were recorded. Effective January 2008, the Company is considered a disregarded entity for Federal income tax purposes. Any income or loss generated is passed through to the member.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

Note 3 - Related party transactions:

Foreside provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Company an administrative service fee for these services designed to cover the costs of providing such services. At September 30, 2008, amounts due to Foreside for these services amounted to $3,334. The aggregate amount charged to the Company, by Foreside, was $53,408 for the year ended September 30, 2008.

Note 3 - Related party transactions (concluded):

The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

Note 4 - Net capital requirement:

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At September 30, 2008, the Company had net capital of $86,473, which was $61,473 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2008 was 0.52 to 1.

Note 5 - Regulatory compliance:

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds.

Note 6 - Contracts:

The Company has a Distribution Agreement with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreement shall continue through November 30, 2008. Thereafter, if not terminated, the Agreement shall continue with respect to the Funds automatically for successive one-year terms, provided such continuation is approved at least annually (a) by the vote of a majority of those members of the Funds' Board of Trustees who are not parties to this agreement or interested persons of any such party and (b) by the vote of the Fund's Board of Trustees, or by the vote of a majority of the outstanding voting securities of such Fund. The Agreement is terminable without penalty with 60 days' prior written notice, by the Fund's Board of Trustees, by a vote of a majority of the outstanding voting securities of the Funds, or by the Company. The Company has also entered into a Distribution Services Agreement with the Funds' investment adviser (the "Services Agreement") which continues in effect through the term of the Distribution Agreement. The Company receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

In accordance with the Services Agreement, the Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries distribution and shareholder servicing fees (12b-1 fees or commissions) as outlined in their respective Agreements provided that the Company first receives such payments from the Funds.

Note 6 - Contracts (concluded):

The Company is entitled to receive the compensation and reimbursement of the expenses set forth in the Distribution Agreement, based on the services selected. The Distribution Agreement contains a fixed annual fee plus a variable portion if additional services are provided. Pursuant to the Services Agreement, if the Funds are not authorized to compensate and reimburse the Company in full in accordance with the Agreement, the investment adviser shall compensate and reimburse the Company to the extent that the Funds are not so authorized. The revenue is realized as base distribution fees.

The Company has an agreement with a third party financing agent with respect to the purchase and sale of B and C shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under this agreement, the third party financing agent receives all contingent deferred sales charges, 12b-1 fees and shareholder servicing fees from the Funds. The financing agent pays the Company the amount of the commission due to the selling broker-dealers and the Company then remits such amount to the selling broker-dealers.

Note 7 - Indemnifications:

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

PERFORMANCE FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned subsidiary of Foreside Financial Group, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2008

Net capital:	
Member's equity	$ 108,037
Deductible nonallowable assets:	
Prepaid expenses	9,142
Other receivables	12,422
Total	21,564
Net capital	$ 86,473
Aggregate indebtedness - total liabilities	$ 44,985
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000 minimum dollar net capital requirement)	$ 25,000
Excess net capital	$ 61,473
Excess net capital at 1,000%	$ 81,975
Ratio of aggregate indebtedness to net capital	0.52 to 1

There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of September 30, 2008.

See Report of Independent Public Accountants.

PERFORMANCE FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

**SCHEDULE II - DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
SEPTEMBER 30, 2008**

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not maintain customer accounts or handle customer funds.

See Report of Independent Public Accountants.



<u>Report of Independent Public Accountants on Internal Control</u>

To the Member
Performance Funds Distributor, LLC

In planning and performing our audit of the financial statements of Performance Funds Distributor, LLC (the "Company") (a wholly-owned subsidiary of Foreside Financial Group, LLC), formerly Performance Funds Distributors, Inc., as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at September 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roseland, New Jersey
November 25, 2008

14

END